SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13E-3/A


                        Rule 13e-3 TRANSACTION STATEMENT
           under Section 13(e) of the Securities Exchange Act of 1934

                         TENDERCARE INTERNATIONAL, INC.
                              (Name of the Issuer)


                         TENDERCARE INTERNATIONAL, INC.
                                  Edward Reiss
                                  Brenda Schenk
                       (Names of Person Filing Statement)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   74961F1058
                      (CUSIP Number of Class of Securities)

                                  Edward Reiss
                           Co-Chief Executive Officer
                         TENDERCARE INTERNATIONAL, INC.
                             3925 North Hastings Way
                              Eau Claire, WI 54703
                                 (715) 833-1750

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)


                                 With copies to:
                              Steven Randall, Esq.
                          Michael Best & Friedrich LLP
                              Two Prudential Plaza
                              180 N. Stetson Ave.
                                   Suite 2000
                               Chicago, IL 60601


This statement is filed in connection with (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

      b. |_| The filing of a registration statement under the Securities Act of 1933.

      c. |_| A tender offer.

      d. |_| None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X}

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

Transaction valuation (1): $268,526.04             Amount of filing fee: $31.60

(1) Calculated solely for purposes of determining the filing fee, this amount was based on the estimated amount in cash to be paid in lieu of fractional shares of common stock.


|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 31.60

Form or Registration No.: Schedule 13E-3

Filing Party: TenderCare, International, Inc.

Date Filed: December 14, 2005

                                  Introduction


      This Amendment No. 1 to Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") jointly by the following persons (collectively, the "filing persons"): TenderCare International, Inc. (the "Company"), Edward Reiss and Brenda Schenk.

      Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC Amendment No. 1 to the preliminary proxy statement on Schedule 14A filed with the Commission on December 14, 2005 pursuant to Section 14(a) of the Exchange Act of 1934 (the "Proxy Statement") relating to a special meeting of shareholders of the Company. At the meeting, shareholders of the Company will consider and vote upon , among other things, a proposal to effectuate a one for 25,000 reverse stock split of shares of common stock, par value $0.01, of the Company. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.

      The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company was supplied by each such filing person.


Item 1. Summary Term Sheet.

      The information set forth in the Proxy Statement under the section "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the Company is TenderCare International, Inc. Its principal executive offices are located at 3925 North Hastings Way, Eau Claire, WI 54703, and its telephone number is (715) 833-1750.


(b) Securities. As of February 15, 2006, there were approximately 7,493,978 shares of the Company's common stock, $0.01 par value, outstanding.


(c) Trading Market and Price. The information set forth in the Proxy Statement on under the section "The Reverse Split-Market Prices of the Common Stock and Dividend Policy" is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the section "The Reverse Split-Market Prices of the Common Stock and Dividend Policy" is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the section "The Company -- Certain Relationships and Transactions with Affiliates" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. TenderCare International, Inc., the subject company, is the filing person. Its principal executive offices are located at 3925 North Hastings Way, Eau Claire, WI 54703, and its telephone number is (715) 833-1750. The information set forth in the Proxy Statement under the section "The Company -- Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the section "The Company -- Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(c) Business and Background of Natural Persons.

      (1)-(5) The information set forth in the Proxy Statement under the section "The Company -- Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Proxy Statement under the sections "Summary Term Sheet," "Special Factors" and "The Reverse Split" is incorporated herein by reference.


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

(b) Purchases. The information set forth in the Proxy Statement under the sections "The Reverse Split - Interest of Affiliated Persons in the Transaction" is incorporated herein by reference.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Proxy Statement under the section "The Reverse Split - Appraisal and Dissenters' Rights" is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. None.

(f) Eligibility for Listing or Trading. The Company's common stock is traded over-the-counter on the Over the Counter Bulletin Board under the symbol "TCAR.OB. Following the reverse stock split, the Company will not take any steps to qualify the Company's common stock for trading on any automated quotations system operated by a national securities association. The Company's common stock may be traded through the Pink Sheets.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the section "The Company - Certain Relationships and Transaction with Affiliates" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the section "Special Factors-Background of the Reverse Split," "-- Reasons for the Reverse Split," "-- Alternative Transactions Considered" and "-- The Company - Certain Relationships and Transaction with Affiliates" is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the section "The Company - Certain Relationships and Transaction with Affiliates" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the section "The Company - Certain Relationships and Transaction with Affiliates" is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the sections "The Reverse Split -- Stock Certificates" is incorporated herein by reference.

(c) Plans. The information set forth in the Proxy Statement under the sections "Special Factors -- Purpose of the Reverses Split," "-- Reasons for the Reverse Split," "-- Structure of the Reverse Split," "-- Certain Negative Aspects of the Reverse Split," "-- Effects of the Reverse Split on the Company" and "The Reverse Split -- Conduct of the Company's Business After the Reverse Split" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the section "Special Factors-Purpose of the Reverse Split" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under the section "Special Factors - Background of the Reverse Split," -- Alternatives Transactions Considered" is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under the section "Special Factors-Reasons for the Reverse Split" is incorporated herein by reference.


(d) Effects. The information set forth in the Proxy Statement under the sections "Special Factors - Certain Negative Aspects of the Reverse Split," "-- Effects on Shareholder With Fewer than 25,000 Shares of the Company's Common Stock," "-- Effects on Shareholder With 25,000 or More Shares of the Company's Common Stock," "-Effects of the Reverse Split on the Company," "--Accounting Consequences" and "- Material Federal Income Tax Consequences" is incorporated herein by reference.


Item 8. Fairness of the Transaction.

(a) Fairness. The information set forth in the Proxy Statement under the section "Summary Term Sheet - Determination of Our Board of Directors," "Special Factors -- Recommendation of Our Board of Directors; Fairness of the Reverse Split" and "The Reverse Split - Recommendation of Our Board of Directors" is incorporated herein by reference.


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

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the section ""Special Factors - Fairness of the Reverse Split to Unaffiliated Shareholders," -- Other Factors Reflecting the Fairness of the Reverse Split," "-- Recommendation of Our Board of Directors; Fairness of the Reverse Split" and "The Reverse Split - Recommendation of Our Board of Directors"

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the section "Summary Term Sheet -Shareholder Approval" is incorporated herein by reference. (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the sections "Special Factors -- Provisions for Unaffiliated Shareholders" is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Proxy Statement under the section "Summary Term Sheet - Determination of Our Board of Directors," "-Shareholder Approval," "Special Factors -- Background of the Reverse Split" and "The Reverse Split - Recommendation of Our Board of Directors" is incorporated herein by reference.

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the section "Special Factors-Background of the Reverse Split" and "-- Summary of Financial Advisor's Report" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the section "Special Factors "-- Summary of Financial Advisor's Report" is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under the sections "Special Factors "-- Summary of Financial Advisor's Report" and "Available Information" is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Proxy Statement under the section "The Reverse Split-Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

(b) Conditions. The information set forth in the Proxy Statement under the section "The Company - Certain Relationships and Transactions with Affiliates" is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the sections "The Reverse Split -- Source of Funds and Financial Effect of the Reverse Split" and "-- Estimated Costs of the Reverse Split" is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Proxy Statement under the section "The Reverse Split-Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the Proxy Statement under the section "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the sections "Summary Term Sheet - Shareholder Approval," "Special Factors - Other Factors Reflecting Fairness of the Merger" and "The Reverse Split - Interests of Affiliated Persons in the Transaction" is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Proxy Statement under the section "Summary Term Sheet - Shareholder Approval," "Special Factors-Recommendation of the Board; Fairness of the Reverse Split" and "The Reverse Split - Recommendation of Our Board of Directors" is incorporated herein by reference.


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

Item 13. Financial Statements.

(a) Financial Information.

      The following information is incorporated herein by reference:

      (1) The financial information set forth in the section captioned "Selected Historical Financial Information" of the Proxy Statement and in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed April 1, 2005, as amended on Form 10-KSB/A, filed July 12, 2005.


      (2) The financial information set forth in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2005, filed on November 18, 2005 and Form 10-QSB/A, filed on December 9, 2005.


      (3) Ratio of earnings to fixed charges:


           -----------------------------------------------------------
           Fiscal Year Ended                         Fiscal Year Ended
           December 31, 2005                         December 31, 2004
           -----------------------------------------------------------
                 47.31                                     80.16
           -----------------------------------------------------------

      (4) Book value per share as of December 31, 2005: $0.00.


(b) Pro Forma Information. The financial information set forth in the section captioned "Selected Historical Financial Information" of the Proxy Statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the section "Special Factors - Background of the Reverse Split" and "-- Summary of Financial Advisor's Report" is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the sections "The Reverse Split-Source of Funds and Financial Effect of the Reverse Split" and "-Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

(b) Other Material Information. The information set forth in the Proxy Statement and exhibits thereto is incorporated herein by reference.

Item 16. Exhibits.


(a) (2) Preliminary Notice of Special Meeting of Shareholders (incorporated herein by reference to Schedule 14A/A filed by the Company with the SEC on March 10, 2006).

      (3) Preliminary Proxy Statement of the Company (incorporated herein by reference to Schedule 14A/A filed by the Company with the SEC on March 10,
      2006).

(b) Form of Promissory Note, to be entered into by the Company in favor of each of Mr. Reiss and Ms. Schenk.

(c) (1) Report of Financial Advisor, dated as of August 18, 2005.*

      (2) Report of Financial Adviser, dated as of March 1, 2006. (incorporated herein by reference to Schedule 14A/A filed by the Company with the SEC on March 10, 2006).

(d) (1) Promissory Note and Loan Agreement, between the Company and Brenda Schenk, dated July 14, 2005.*

      (2) Promissory Note and Loan Agreement, between the Company and Edward Reiss, dated July 14, 2005.*

      (3) Form of Promissory Note made by the Company in favor of Mr. Reiss (included in Exhibit (b))

      (4) Form of Promissory Note made by the Company in favor of Ms. Schenk (included in Exhibit (b))

      (5) Commercial Guaranty in favor of WestStar Bank, dated June 10, 2004, made by Mr. Reiss.

      (6) Commercial Guaranty in favor of WestStar Bank, dated June 10, 2004, made by Ms. Schenk.

(e) Included in Exhibit (a) and Exhibits (d)(1) through (d)(4) hereto.

(f) Included in Exhibit (a) hereto.

(g) Not applicable.

(h) Not applicable.

----------
* Previously filed.



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

                                   SIGNATURES

      After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 TENDERCARE INTERNATIONAL, INC.


 By: /s/ Edward Reiss
----------------------------------------
 Name:
 Title:       Co-Chief Executive Officer
 Date:        March 10, 2006

After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward Reiss
----------------------------------------
Edward Reiss

Date:        March 10, 2006

After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brenda Schenk
----------------------------------------
Brenda Schenk

Date:        March 10, 2006



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

                                  EXHIBIT INDEX

Exhibit
Number                             Description


(a) Preliminary Proxy Statement of the Company (incorporated herein by reference from the Company's Schedule 14A/A filed with the SEC on March 10, 2006).

(b) Form of Promissory Note, to be entered into by the Company in favor of each of Mr. Reiss and Ms. Schenk.*

(c)   (1) Report of Financial Adviser, dated as of August 18, 2005.

      (2) Report of Financial Adviser, dated as of March 1, 2006 (incorporated herein by reference from the Company's Schedule 14A/A filed with the SEC on March 10, 2006).

(d) (1) Promissory Note and Loan Agreement, between the Company and Brenda Schenk, dated July 14, 2005.*

      (2) Promissory Note and Loan Agreement, between the Company and Edward Reiss, dated July 14, 2005.*

      (3) Form of Promissory Note made by the Company in favor of Mr. Reiss (included in Exhibit (b))

      (4) Form of Promissory Note made by the Company in favor of Ms. Schenk (included in Exhibit (b))

      (5) Commercial Guaranty in favor of WestStar Bank, dated June 10, 2004, made by Mr. Reiss.*

      (6) Commercial Guaranty in favor of WestStar Bank, dated June 10, 2004, made by Ms. Schenk.*

(e)   Included in Exhibit (a) and Exhibits (d)(1) through (d)(4) hereto.


(f)   Included in Exhibit (a) hereto.

(g)   Not applicable.

(h)   Not applicable.


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